KongZhong Corporation Reports Unaudited Second Quarter 2013 Financial Results

Beijing, China, August 20, 2013– KongZhong Corporation (NASDAQ: KONG), a leading provider of digital entertainment services for consumers in the PRC, today announced its unaudited financial results for the second quarter 2013 financial results.

Second Quarter 2013 Financial Highlights:

●    Revenues inline with guidance– Total revenues for the second quarter of 2013 decreased 12.8% from the same period last year and 9.1% from the first quarter of 2013 to US$ 43.58 mn, inline with guidance range of US$ 43.5 mn to US$ 44.5 mn.

●    Gross profit inline with guidance – Total gross profit declined 4.0% from the first quarter of 2013 to US$ 17.85 mn, inline with guidance range of US$ 17 mn to US$ 18 mn.

●    Net income exceeds guidance – Net income declined 4.3% from the first quarter of 2013 to US$ 6.51 mn, exceeding the guidance range of US$ 5.5 mn to US$ 6.5 mn. Basic net income per American Depositary Shares ("ADS") was US$ 0.16.

●    Non-GAAP net income exceeds guidance– Non-GAAP net income decreased 12.1% from the first quarter of 2013 to US$ 7.82 mn, exceeding the guidance range of US$ 6.5 mn to US$ 7.5 mn. Non-GAAP diluted net income per ADS was US$ 0.18 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”).

●    Cash and cash equivalents – As of June 30, 2013, the Company had US$ 191.16 mn in cash and cash equivalents, term deposits, held-to-maturity securities and restricted cash or US$ 4.56 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities and restricted cash.

The Company’s Chairman and Chief Executive Officer, Leilei Wang said,

"Second quarter operating results came inline with our expectations.  In the third quarter, we will invest significantly in the promotion of a new content update for World of Tanks and begin building marketing activities around the upcoming beta tests for Guild Wars 2, World of Warplanes and Master of the Meteor Blades.  Additionally, we will ramp up our marketing spend around our self-developed smartphone games, with around 8 new games to be commercially launched or entering beta testing in the 2nd half of this year.  We expect to deliver revenue growth in the following quarters from these new marketing activities.  Lastly, we will continue to drive our long-term strategy to become a leading games Company in China.  For Internet games, we will concentrate our efforts on the self-development and licensing of high-quality AAA online games with a focus on e-sports and military games.  For smartphone games, we will focus on the self-development, promotion and operation of AAA smartphone games, based on our in-house smartphone game engine.

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	For the Three Months Ended June 30, 2012 (US$ in thousands)	For the Three Months Ended March 31, 2013 (US$ in thousands)	For the Three Months Ended June 30, 2013 (US$ in thousands)
Revenues	$49,997	$47,937	$43,581
WVAS	20,936	15,850	16,228
Mobile Games	6,201	3,706	3,737
Internet Games	22,860	28,381	23,616

Sales Tax	$1,539	$1,822	$1,582
WVAS	303	211	204
Mobile Games	66	41	41
Internet Games	1,170	1,570	1,337

Cost of Revenue	$26,822	$27,522	$24,149
WVAS	13,852	12,024	10,848
Mobile Games	3,372	1,803	2,186
Internet Games	9,598	13,695	11,115

Gross Profit	$21,636	$18,593	$17,850
WVAS	6,781	3,615	5,176
Mobile Games	2,763	1,862	1,510
Internet Games	12,092	13,116	11,164

Gross Profit ratio	43%	39%	41%
WVAS	32%	23%	32%
Mobile Games	45%	50%	40%
Internet Games	53%	46%	47%

Revenues

WVAS Revenues

WVAS revenues in 2Q13 were US$ 16.23 mn, a 22.5% decrease from the same period as last year, but a 2.4% increase from 1Q13. The WVAS operating environment stabilized compared to prior periods, but we continue to expect the WVAS operating environment to remain difficult for the remainder of 2013.

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WVAS made up 37.2% of total revenues in 2Q13.

Mobile Games Revenues

Total mobile game revenues in 2Q13 were US$ 3.74 mn, a 39.7% decrease from the same period last year but a 0.8% increase from 1Q13.

Feature phone mobile games revenues in 2Q13 were US$ 2.85 mn, compared to US$ 2.37 mn in 1Q13 or a 20.5% QoQ increase. Our mobile operator partners continued to implement strict operating policies and continued their de-emphasis of marketing feature phone mobile games. However, we saw a rebound in feature phone mobile game revenues as business volumes normalized from 1Q13 levels. We continue to see these policy and marketing difficulties continuing in 2013 for our legacy feature-phone mobile game business.

Smartphone mobile game revenues in 2Q13 were US$ 0.89 mn, a 33.9% decrease from 1Q13, and representing 23.8% of total mobile game revenues. The decrease in smartphone mobile games revenues was due to a pause in new smartphone game launches in the 2nd quarter of 2013 as we continue to transition a portion of our PC MMO game development team onto our internal smartphone game engine. We expect to launch a number of new smartphone games in the 3Q and 4Q 2013 period.

Total mobile game revenues made up 8.6% of total revenues in 2Q13.

Internet Games Revenues

Internet Game (“Net Game”) revenues were US$ 23.62 mn in 2Q13, a 3.3% increase from the same period last year and a decrease of 16.8% from 1Q13. Revenues from self-developed games and overseas game revenues continued to decline as the Company has re-focused our efforts on domestic game development towards more differentiated Internet game genres.

Domestic Net game revenues were US$ 23.16 mn, a 16.8% decrease from 1Q13 but a 10.7% increase from the same period last year. Domestic Net game revenues consisted primarily of revenues from World of Tanks. The normalization in 2Q13 Net Game revenues compared to 1Q13 was due to the commercial release of the Chinese tank series in 1Q13 which saw the frontloading of virtual items sales in 1Q13 compared to the 2Q13 period.

Overseas net game revenues were US$ 0.46 mn, an 18.2% decrease from 1Q13.

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For the 2Q13 3-month period, mainland China online game operations achieved average concurrent users (“ACUs”) of 377k and aggregated paying accounts (“APAs”) of 838k with quarterly average revenue per user (“ARPU”) of RMB 172. ACUs in 2Q13 were up 25% from the same period last year.

	For the Three Months Ended June 30, 2012	For the Three Months Ended March 31, 2013	For the Three Months Ended June 30, 2013
ACU	302k	364k	377k
APA	821k	950k	838k
ARPU(RMB/Q)	161	184	172

Net game revenues made up 54.2% of total revenues in 2Q13.

Gross Profit

Total gross profit was US$17.85 mn in 2Q13, a decline of 4.0% from 1Q13. Total gross margin was 41.0% in 2Q13.

WVAS Gross Profit

WVAS gross profit in 2Q13 was US$ 5.18 mn, a 43.2% increase from 1Q13. 2Q13 WVAS gross margin was 31.9% compared to 22.8% in 1Q13.

Mobile Game Gross Profit

Mobile games gross profit in 2Q13 was US$ 1.51 mn, an 18.9% decrease from 1Q13. The decrease in smartphone mobile games gross profits was due to a pause in new smartphone game launches in 2Q13 as we continue to transition a portion of our PC MMO game development team onto our internal smartphone game engine. We expect to launch a number of new smartphone games in the 3Q and 4Q 2013 period. 2Q13 mobile games gross margin was 40.4% compared to 44.6% in the same period last year and 50.2% in 1Q13.

Internet Game Gross Profit

Internet game gross profit in 2Q13 was US$ 11.16 mn, a 7.7% decrease from the same period last year and a 14.9% decrease from 1Q13. 2Q13 Internet game gross margin was 47.3% compared to 52.9% in the same period last year and 46.2% in 1Q13.

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Operating Expenses

	For the Three Months Ended June 30, 2012 (US$ in thousands)	For the Three Months Ended March 31, 2013 (US$ in thousands)	For the Three Months Ended June 30, 2013 (US$ in thousands)
Product development	$4,424	$6,136	$6,455
Sales and marketing	7,147	4,568	4,644
General and administrative	2,715	2,426	2,166
Total operating expenses	$14,286	$13,130	$13,265

Total operating expenses in 2Q13 were US$ 13.27 mn compared to US$13.13 mn in 1Q13.

Product development expenses in 2Q13 were US$ 6.46 mn compared to US$6.14 mn in 1Q13. The increase in product development expenses was due to additional resources and investments made towards our 2013 game pipeline, including our Guild Wars 2 China team.

Sales and marketing expenses in 2Q13 were US$ 4.64 mn compared to US$ 4.57 mn in 1Q13.

General and administrative expenses in 2Q13 were US$ 2.17 mn compared to US$ 2.43 mn in 1Q13. The decrease in general and administration expenses was mainly due to a decrease in share based compensation expenses.

The Company’s total headcount increased in 2Q13 to 1,140 compared to 1,132 at the end of 1Q13.

Operating Income

Operating income for 2Q13 was US$ 5.24 mn compared to US$ 5.62 mn operating income in 1Q13 and US$ 7.51 mn in the same period last year. 2Q13 operating margin was 12.0% compared to 11.7% in 1Q13.

Earnings

Net income and Non-GAAP net income in 2Q13 were US$ 6.51 mn and US$ 7.82 mn, respectively. Diluted income per ADS and diluted Non-GAAP earnings per ADS were US$ 0.15 and US$ 0.18 in 2Q13, respectively.

Total ADS on a diluted basis outstanding during 2Q13 were 42.96 mn, compared to 41.85 mn outstanding during 1Q13.

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For the purpose of earnings per share calculation	Number during three months ended March 31, 2013	Number during three months ended June 30, 2013
ADS (in mns)	40.74	41.93
Add: Dilution impact from options and nonvested shares	0.50	0.48
Warrants issued to business partners	0.61	0.55
ADS on diluted basis	41.85	42.96

Balance Sheet

As of June 30, 2013, the Company had US$ 191.16 mn in cash and cash equivalents, term deposits, held-to-maturity securities and restricted cash or US$ 4.56 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities and restricted cash.

Stock Repurchase:

In October 2012, the Board of Directors authorized the Company to repurchase up to another US$ 20 million worth of the Company’s ADSs. The share repurchase plan calls for the ADSs to be acquired in the open market from time to time depending upon market conditions, the market price of Company’s ADSs and the management’s assessment of the Company’s liquidity and cash flow needs. The repurchase plan is intended to increase shareholder value and reduce the dilutive effect of the Company’s equity incentive plans.

As of April 9, 2013, 1,955k ADSs, representing 78.21 mn ordinary shares of the Company, were repurchased at an average price of US$ 6.14 per ADS for a total repurchase amount of US$ 12.00 mn.

Business Outlook (For the 3-month period ending September 30, 2013):

The Company expects total revenues for 3Q13 to be within the range of US$ 43mn to US$ 44 mn, with business unit revenues at the mid-point expected to roughly consist of WVAS revenues of US$ 16 mn, mobile game revenues of US$ 6mn and Net Game revenues of US$ 21.5mn.

The Company expects total gross profit to be within the range of US$ 19 mn to US$ 20 mn, total operating expenses to be US$ 19 mn to US$ 20 mn, net profit to be US$ 0.5 mn to US$ 1.5 mn, and Non-GAAP net profit is expected to be US$ 1.5 mn to US$ 2.5 mn.

The increased level of operating expenses expected in 3Q13 reflects an increase in sales and marketing activities for the Company's smartphone and Internet games.

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Conference Call:

The Company’s management team will conduct a conference call at 7:30 am Beijing time on August 20, 2013 (19:30 pm Eastern time and 16:30 pm Pacific time on August 19, 2013). A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

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KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(US$ in thousands, except per share and share data)

(Unaudited)

	For the Three Months Ended June 30, 2012	For the Three Months Ended March 31, 2013	For the Three Months Ended June 30, 2013

Revenues	$49,997	$47,937	$43,581
Sales tax	1,539	1,822	1,582
Cost of revenues (including impairment on intangible assets of $nil, $nil and $251 for the three months ended June 30, 2012, three months ended March 31, 2013, and three months ended June 30, 2013, respectively)	26,822	27,522	24,149
Gross profit	21,636	18,593	17,850
Operating expenses
Product development	4,424	6,136	6,455
Sales and marketing	7,147	4,568	4,644
General and administrative	2,715	2,426	2,166
Total operating expenses	14,286	13,130	13,265
Government subsidy	159	153	652
Operating income	7,509	5,616	5,237
Interest income	1,524	1,452	1,431
Interest expense	-	57	36
Imputed interest on long-term payables	-	150	150
Exchange gain	-	158	221
Investment income	18	-	-
Income before tax expense	9,051	7,019	6,703
Income tax expense	1,159	214	191
Net income	$7,892	$6,805	$6,512

Basic earnings per ADS	$0.19	$0.17	$0.16
Diluted earnings per ADS	$0.18	$0.16	$0.15
Weighted average ADS outstanding (million)	42.17	40.74	41.93
Weighted average ADS used in diluted EPS calculation (million)	43.87	41.85	42.96

Net income	$7,892	$6,805	$6,512
Other comprehensive (loss) income	(602)	903	4,084
Total comprehensive income	$7,290	$7,708	$10,596

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KongZhong Corporation

Condensed Consolidated Statements of Cash Flows

(US$ in thousands)

(Unaudited)

	For the Six Months Ended June 30, 2012	For the Six Months Ended June 30, 2013
Cash Flows From Operating Activities
Net income	$14,750	$13,317
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	2,753	3,042
Gain on disposal of property and equipment	(6)	-
Share-based compensation	2,300	1,000
Amortization of the debt discount	36	-
Impairment loss on intangible assets	-	251
Imputed interest on long-term payables	-	300
Changes in operating assets and liabilities	5,390	1,425
Net Cash Provided by Operating Activities	25,223	19,335

Cash Flows From Investing Activities
Acquisition of business	(10,058)	-
Purchase of property and equipment	(728)	(2,521)
Purchase intangible assets	-	(1,080)
Loans repayment from third party	22,190	-
Purchase of term deposits	-	(16,583)
Purchase of held-to-maturity securities	(55,981)	(162,117)
Proceeds from disposal of held-to-maturity securities	-	122,358
Long-term investment	(2,000)	-
Restricted cash	-	(10,351)
Proceeds from disposal of property and equipment	6	-
Net Cash Used in Investing Activities	(46,571)	(70,294)

Cash Flows From Financing Activities
Proceeds from exercise of share options	107	55
Proceeds from exercise of warrants	-	17,820
Deferred payments for acquisition of business	-	(3,000)
Deferred payments for purchase of intangible assets	-	(5,463)
Stock repurchase	(8,276)	(10,124)
Proceeds from bank borrowing	-	9,000
Repayment of bank borrowing	-	(9,057)
Net Cash Used in Financing Activities	(8,169)	(769)

Effect of foreign exchange rate changes	39	709

Net decrease in Cash and Cash Equivalents	(29,478)	(51,019)
Cash and Cash Equivalents, Beginning of Period	129,512	120,695
Cash and Cash Equivalents, End of Period	100,034	69,676

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KongZhong Corporation

Condensed Consolidated Balance Sheets

(US$ in thousands)

(Unaudited)

	As of June 30, 2012	As of March 31, 2013	As of June 30, 2013
Cash and cash equivalents	$100,034	$108,132	$69,676
Term deposits	-	16,441	16,851
Held-to-maturity securities	72,991	14,396	57,694
Trading securities	1	-	-

Accounts receivable (net)	24,389	20,952	19,246

Restricted cash	-	10,369	10,520

Other current assets	4,669	5,223	6,157

Total current assets	202,084	175,513	180,144

Rental deposits	495	738	517

Intangible assets (net)	12,728	76,896	80,633
Property and equipment (net)	3,341	3,584	4,699
Long-term investments	2,000	4,000	4,000
Goodwill	87,028	87,843	89,140
Restricted cash	-	35,891	36,415
Total assets	$307,676	$384,465	$395,548

Accounts payable (including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $14,124, $49,006 and $42,505 as of June 30, 2012, March 31, 2013 and June 30, 2013, respectively)	$14,161	$49,215	$42,605
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $3,625, $3,622 and $2,854 as of June 30, 2012, March 31, 2013 and June 30, 2013, respectively)	4,071	3,744	3,057
Short term bank loan	-	9,057	-
Other current liabilities (including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $9,514, $9,350 and $9,932 as of June 30, 2012, March 31, 2013 and June 30, 2013, respectively)	26,092	21,779	20,972
Total current liabilities	44,324	83,795	66,634

Non-current deferred tax liability (including non-current deferred tax liability of the consolidated VIE without recourse to KongZhong Corporation of $43, $3 and nil as of June 30, 2012, March 31, 2013 and June 30, 2013, respectively)	43	3	-
Other long-term liabilities(including other long-term liabilities of the consolidated VIE without recourse to KongZhong Corporation of nil, $18,814 and $18,984 as of June 30, 2012, March 31, 2013 and June 30, 2013, respectively)	-	18,814	18,984

Total liabilities	$44,367	$102,612	$85,618

Shareholders’ equity	$263,309	$281,853	$309,930
Total liabilities and shareholders’ equity	$307,676	$384,465	$395,548

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of comprehensive income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

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The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, imputed interest on long-term payables, as well as is adjusted for the dilution impact on ADS numbers from stock options, non-vested shares and warrants.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended June 30, 2012 (US$ in thousands, except per share and share data)	For the Three Months Ended March 31, 2013 (US$ in thousands, except per share and share data)	For the Three Months Ended June 30, 2013 (US$ in thousands, except per share and share data)
GAAP net income	$7,892	$6,805	$6,512
Share-based compensation	1,150	556	444
Imputed interest on long-term payables	-	150	150
Amortization of intangibles	1,059	1,386	717
Non-GAAP net income	$10,101	$8,897	$7,823

Weighted average ADS used in diluted	43.87	41.85	42.96

Non-GAAP diluted net income per ADS	$0.23	$0.21	$0.18

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About KongZhong:

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users and have been in cooperation with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature-phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a feature phone mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2013 in order to develop smartphone mobile games on smartphone mobile operating systems, such as iOS and Android. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks game for the PRC Internet games market. In May 2013, KONG entered into a strategic partnership with Wargaming.net's granting KONG exclusive rights to all of Wargaming.net's future games in mainland China, including but not limited to World of Tanks, World of Warplanes and World of Warships. In addition, KONG is also the the exclusive China partner for Guild War 2 from ArenaNet, Offensive Combat from U4iA Games and Hawken from Meteor Entertainment.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact:	Media Contact:
Jay Chang	Yuan Liu
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Fax: (+86-10) 8857 5900
E-mail:ir@kongzhong.com	E-mail:liuyuan@kongzhong.com

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